UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Ashford Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044103109

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

STEVE WOLOSKY, ESQ.,

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		608,711 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

608,711 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,711 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 110,000 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

30,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		240,282 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

240,282 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

240,282 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 3,630 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		608,711 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

608,711 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,711 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 110,000 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		608,711 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

608,711 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

608,711 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 110,000 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		270,282 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

270,282 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,282 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes 3,630 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		878,993 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

878,993 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,993 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

(1) Excludes 113,630 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

CUSIP No. 044103109

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,421,868 (1) (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,421,868 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,421,868 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes 113,630 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

(2) Includes 65,000 Shares underlying certain call options.

CUSIP No. 044103109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Cygnus Opportunity, Cygnus IV and Cygnus V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 608,711 Shares beneficially owned by Cygnus Opportunity is approximately $1,929,297, including brokerage commissions. The aggregate purchase price of the 30,000 Shares beneficially owned by Cygnus IV is approximately $54,831, including brokerage commissions. The aggregate purchase price of the 240,282 Shares beneficially owned by Cygnus V is approximately $623,285, including brokerage commissions.

The Shares purchased by Mr. Swann personally, including Shares held in an IRA Account in Mr. Swann’s name, and held by members of his immediate family, which Mr. Swann is deemed to beneficially own, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 238,750 Shares, including 115,750 Shares held in an IRA account in Mr. Swann’s name, beneficially owned directly by Mr. Swann is approximately $632,693, including brokerage commissions. The aggregate purchase price of the 304,125 Shares, including 65,000 Shares underlying certain call options, held by members of Mr. Swann’s immediate family, which Mr. Swann is deemed to beneficially own, is approximately $624,810, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have had or may continue to have discussions or other communications with current or prospective shareholders, members of the Issuer’s management, members of the Issuer’s board of directors (the “Board”), industry analysts, potential strategic or financing partners or other third parties regarding a variety of matters relating to the Issuer, including a potential financing transaction with the Issuer as well as the Issuer’s business, operating performance, capital structure, capital allocation, corporate governance and Board composition.

CUSIP No. 044103109

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, and in addition to the actions described above, engaging in communications with management, the Board and their advisors, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the Board and senior management or the operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

On November 9, 2020, the Reporting Persons inadvertently exceeded the ownership limit (the “Ownership Limit”) set forth in the Issuer’s Articles of Amendment and Restatement, as amended from time to time (the “Charter”), relating to the Issuer’s Common Stock by 113,630 shares (the “Subject Shares”). Pursuant to the Charter, the acquisition of the Subject Shares by the Reporting Persons is deemed void ab initio unless the Board grants an exception to the Ownership Limit. On November 12, 2020, the Reporting Persons provided the Issuer with written notice of the foregoing and requested that the Issuer grant the Reporting Persons an exception under the Charter to permit the Reporting Persons to beneficially own such Subject Shares. In the event such exception is not granted, the Reporting Persons intend to otherwise comply with the procedures set forth in the Charter.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,628,248 Shares outstanding as of November 5, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 044103109

A.	Cygnus Opportunity
(a)	As of the close of business on November 11, 2020, Cygnus Opportunity beneficially owned directly 608,711 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 608,711
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 608,711
(c)	The transactions in the Shares by Cygnus Opportunity since the filing of Amendment No. 4 to the Schedule 13D is set forth on Schedule B and incorporated herein by reference.
B.	Cygnus IV
(a)	As of the close of business on November 11, 2020, Cygnus IV beneficially owned directly 30,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 30,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 30,000
(c)	The transactions in the Shares by Cygnus IV since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
C.	Cygnus V
(a)	As of the close of business on November 11, 2020, Cygnus V beneficially owned directly 240,282 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 240,282
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 240,282
(c)	The transactions in the Shares by Cygnus V since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.

CUSIP No. 044103109

D.	Cygnus Capital
(a)	As the investment adviser of Cygnus Opportunity, Cygnus Capital may be deemed to beneficially own the 608,711 Shares owned by Cygnus Opportunity.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 608,711
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 608,711
(c)	Cygnus Capital has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of Cygnus Opportunity since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
E.	Cygnus GP
(a)	As the general partner of Cygnus Opportunity, Cygnus GP may be deemed to beneficially own the 608,711 Shares owned by Cygnus Opportunity.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 608,711
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 608,711
(c)	Cygnus GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transaction in the Shares on behalf of Cygnus Opportunity since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
F.	Cygnus Property GP
(a)	As the general partner and investment adviser of each of Cygnus IV and Cygnus V, Cygnus Property GP may be deemed to beneficially own the (i) 30,000 Shares owned by Cygnus IV, and (ii) 240,282 Shares owned by Cygnus V.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 270,282
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 270,282
(c)	Cygnus Property GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of Cygnus IV and Cygnus V since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.

CUSIP No. 044103109

G.	Cygnus
(a)	As the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP, Cygnus may be deemed to beneficially own the (i) 608,711 Shares owned by Cygnus Opportunity, (ii) 30,000 Shares owned by Cygnus IV, and (iii) 240,282 Shares owned by Cygnus V.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 878,993
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 878,993
(c)	Cygnus has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of Cygnus Opportunity, Cygnus IV and Cygnus V since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.
H.	Mr. Swann
(a)	As of the close of business on November 11, 2020, Mr. Swann beneficially owned directly 238,750, including 115,750 shares held in an IRA account in his name, and may be deemed to beneficially own the 304,125 Shares held by members of his immediate family, including 65,000 Shares underlying certain call options that are currently exercisable. As the President and CEO of Cygnus, Mr. Swann may be deemed to beneficially own the (i) 608,711 Shares owned by Cygnus Opportunity, (ii) 30,000 Shares owned by Cygnus IV, and (iii) 240,282 Shares owned by Cygnus V.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,421,868
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,421,868
(c)	The transactions in the Shares by Mr. Swann personally and on behalf of members of his immediate family since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference. The transactions in the Shares on behalf of each of Cygnus Opportunity, Cygnus IV and Cygnus V since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.

CUSIP No. 044103109

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

The disclosure provided above excludes 113,630 Shares that the Reporting Persons disclaim beneficial ownership over due to the Ownership Limit, as defined and described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As set forth on Schedule B, certain American-style call options held by members of Mr. Swann’s immediately family referencing an aggregate of 5,000 shares, with an exercise price of $5.00 and which expire on December 18, 2020, were sold in the open market.

As of the close of business on November 11, 2020, the Reporting Persons owned in the aggregate 66,568 shares of the Issuer’s Series D Preferred Stock, 156,464 shares of the Issuer’s Series F Preferred Stock, 183,080 shares of the Issuer’s Series G Preferred Stock, 219,214 shares of the Issuer’s Series H Preferred Stock, and 172,035 shares of the Issuer’s Series I Preferred Stock.

CUSIP No. 044103109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2020

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

CUSIP No. 044103109

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

/s/ Christopher Swann
Name:	Christopher Swann
Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

CUSIP No. 044103109

SCHEDULE B

Transactions in the Shares Since the Filing of
Amendment No. 4 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Opportunity Fund, LLC

Purchase of Common Stock	5,000	1.4500	10/20/2020
Purchase of Common Stock	10,000	1.5814	10/26/2020
Purchase of Common Stock	100	1.6400	10/27/2020
Purchase of Common Stock	10,000	1.4682	10/27/2020
Purchase of Common Stock	100	1.4900	10/28/2020
Purchase of Common Stock	300	1.4100	10/28/2020
Purchase of Common Stock	15,000	1.4177	10/28/2020
Purchase of Common Stock	100	1.4573	10/28/2020
Purchase of Common Stock	600	1.4400	10/28/2020
Purchase of Common Stock	5,000	1.4400	10/28/2020
Purchase of Common Stock	5,000	1.4500	10/28/2020
Purchase of Common Stock	5,000	1.4860	10/28/2020
Purchase of Common Stock	500	1.4873	10/28/2020
Purchase of Common Stock	100	1.4400	10/28/2020
Purchase of Common Stock	100	1.4500	10/28/2020
Purchase of Common Stock	4,100	1.4500	10/28/2020
Purchase of Common Stock	10,000	1.3100	10/30/2020
Purchase of Common Stock	100	1.3400	11/02/2020
Purchase of Common Stock	700	1.3550	11/02/2020
Purchase of Common Stock	100	1.4300	11/03/2020
Purchase of Common Stock	100	1.4500	11/03/2020
Purchase of Common Stock	100	1.4200	11/03/2020
Purchase of Common Stock	1,000	1.4200	11/03/2020
Purchase of Common Stock	500	1.5100	11/03/2020
Purchase of Common Stock	1,811	1.5323	11/09/2020
Purchase of Common Stock	10,000	1.5700	11/09/2020
Purchase of Common Stock [1]	50,000	1.9497	11/09/2020
Purchase of Common Stock [1]	25,000	2.0362	11/09/2020
Purchase of Common Stock [1]	25,000	2.0929	11/09/2020
Purchase of Common Stock [1]	10,000	2.0595	11/09/2020
Sale of Common Stock	11,700	3.1350	11/11/2020

CUSIP No. 044103109

Cygnus Property Fund IV, LLC

Purchase of Common Stock	5,000	1.2800	10/30/2020
Purchase of Common Stock	5,000	1.4100	11/02/2020

Cygnus Property Fund V, LLC

Purchase of Common Stock	100	1.4900	10/28/2020
Purchase of Common Stock	100	1.5150	11/03/2020
Purchase of Common Stock	10,000	1.4828	11/04/2020
Purchase of Common Stock	1,207	1.7098	11/09/2020
Purchase of Common Stock [1]	20,000	1.7851	11/09/2020

Christopher Swann

Purchase of Common Stock	5,000	1.3248	10/30/2020
Purchase of Common Stock	1,776	1.2800	10/30/2020
Purchase of Common Stock	8,224	1.2900	10/30/2020
Purchase of Common Stock	5,000	1.2750	10/30/2020
Purchase of Common Stock	5,000	1.2800	10/30/2020
Purchase of Common Stock	1,600	1.2898	10/30/2020
Purchase of Common Stock	500	1.2850	10/30/2020
Purchase of Common Stock	12,900	1.2900	10/30/2020
Purchase of Common Stock	200	1.2850	10/30/2020
Purchase of Common Stock	4,900	1.2900	10/30/2020
Purchase of Common Stock	9,900	1.3000	10/30/2020
Purchase of Common Stock	15,000	1.2900	10/30/2020
Purchase of Common Stock	20,000	1.2750	10/30/2020
Purchase of Common Stock	10,000	1.3500	11/02/2020
Purchase of Common Stock	750	1.5736	11/03/2020
Sale of December 18, 2020 Call Option ($5.00 Strike Price) [2]	(5,000)	1.4000	11/09/2020

_______________________

1 The Reporting Persons disclaim beneficial ownership over these Shares due to the Ownership Limit, as defined and described in Item 4.

2 Represents a sale to close.